



SECURITI 04004513 ISSION
Washington, D.C. 20549

So 3/9/04

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ANNUAL AUDITED REPORT
FORM X17A5
PART III

SEC FILE NUMBER
8- 47997

RECEIVED
FEB 2 7 2004
187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emergent Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 West 78th Street, Suite 115
                                    (No. and Street)

Edina	Minnesota	55439
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlene F. Cooke   (952) 829-1224
                                                        (Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Lurie Besikof Lapidus & Company, LLP
                    (Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, Carlene F. Cooke _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emergent Financial Group, Inc. _____, as of December 31, _____ 20 03 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO + CCO
Title

_____
Notary Public

(notary seal)
C... MUFF
NOTA... ...C - MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





EMERGENT FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2003

C O N T E N T S

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying statement of financial condition of Emergent Financial Group, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergent Financial Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 20, 2004

phone | 612.377.4404
fax | 612.377.1325

address | 2501 Wayzata Boulevard
Minneapolis, MN 55405

website | www.lblco.com

Assurance & Tax | Technology | Private Investment Banking | Actuarial & Benefits Consulting
Business Consulting | Turnaround Solutions | Leadership Group

EMERGENT FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

CASH	$ 24,794
RECEIVABLE FROM CLEARING BROKER	60,068
RECEIVABLES - OTHER, not allowable for net capital	6,919
CLEARING DEPOSIT	35,000
EQUIPMENT, net of $13,945 accumulated depreciation	5,556
OTHER	17,598
	$149,935

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE	$ 4,089
ACCRUED EXPENSES	72,221
TOTAL LIABILITIES	76,310
STOCKHOLDER'S EQUITY	73,625
	$149,935

See notes to financial statements.

EMERGENT FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2003

INCOME	
Commissions	$1,048,192
Interest	28,100
Other	67,725
	1,144,017
OPERATING EXPENSES	
Salaries and commissions	663,448
Transaction fees	105,481
Employee benefits	99,636
Payroll taxes	46,549
Interest	874
Other	282,111
	1,198,099
NET LOSS	$ (54,082)

See notes to financial statements.

EMERGENT FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2003

	Preferred Stock *	Common Stock **	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
BALANCE AT DECEMBER 31, 2002	$50,000	$220,000	$166,942	$(309,235)	$127,707
Net loss	-	-	-	(54,082)	(54,082)
BALANCE AT DECEMBER 31, 2003	$50,000	$220,000	$166,942	$(363,317)	$73,625

* 50,000 shares authorized, issued and outstanding at $1.00 par value, nonvoting, noncumulative at 9%, payable when and only if declared by the Company's board of directors.
** 500,000 shares authorized, 1,000 shares issued and outstanding, no par value.

See notes to financial statements.

EMERGENT FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

OPERATING ACTIVITIES		
Net loss		$ (54,082)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		7,331
Changes in operating assets and liabilities:		
Receivable from clearing broker	$ (22,089)	
Receivables - other	18,533	
Other assets	(2,628)	
Accounts payable and accrued expenses	43,201	37,017
Net cash used by operating activities		(9,734)
INVESTING ACTIVITIES		
Purchases of equipment		(3,113)
FINANCING ACTIVITIES		
Payments on capital lease obligation		(4,932)
NET DECREASE IN CASH		(17,779)
CASH		
Beginning of year		42,573
End of year		$ 24,794
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest		$ 874

See notes to financial statements.

EMERGENT FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies -

    Description of Business

    The Company is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the National Association of Securities Dealers, Inc. (NASD) and is a wholly-owned subsidiary of VTMW Capital Management, Inc. The Company executes trades for clients primarily in the Midwestern United States and deals primarily in over the counter equities and private placements.

    Use of Estimates

    The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

    Revenue and Expense Recognition

    Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

    Commissions Receivable

    The receivable from clearing broker represents commissions receivable related to customer transactions. Management anticipates no substantial loss from the receivable balance. Therefore, no reserve was established at December 31, 2003.

    Equipment

    Equipment is stated at cost. The Company provides depreciation using the straight-line and accelerated methods over the estimated useful lives of the assets. The estimated lives of the assets range from 3 to 5 years.

2. Off-Balance Sheet Risk -

    The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event other parties are unable to fulfill their contractual obligations. A $35,000 clearing account was established to ensure the performance of obligations under the agreement.

    Cash is maintained in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

EMERGENT FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

3. Net Capital Requirement and Exemption -

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2003, the net capital ratio was 1.75 to 1 and net capital was $43,552, which exceeded the minimum capital requirement by $38,465.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. Income Taxes -

The Company changed ownership in 2000. This change resulted in an Internal Revenue Service section 382 limitation, which limits the amount of net operating losses that may be used in a given year to offset current income tax liabilities. The Company has federal and state net operating loss carryforwards available for tax purposes of approximately $376,500 as of December 31, 2003, which expire through 2023.

Deferred income taxes are provided for temporary differences primarily between accrual basis financial statements and cash basis tax reporting and operating loss carryforwards. The deferred income tax asset of $59,500 is fully reserved at December 31, 2003, as it is more likely than not some portion or all of the asset will be not realized. The valuation allowance increased $9,500 in 2003.

7 Concentration of Revenue and Assets -

Private placement commissions accounted for 14% of total income and $161,508 was from one private placement client. In addition, the Company had receivables from and deposits with one security clearinghouse totaling $95,068 at December 31, 2003.

8. Lease Commitments -

The Company has a lease agreement for office space that expires November 2006. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes. The Company also leases equipment under an operating agreement expiring July 2005. Rent expense for the year was $108,979.

(continued)

EMERGENT FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

8. Lease Commitments - (continued)

Minimum future rental payments due under noncancelable operating leases are as follows:

Year	Amount
2004	$ 60,360
2005	59,532
2006	48,772
	$ 168,664

9. 401(k) Plan -

The Company has a qualified defined contribution plan under section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company's contribution to the plan is on a discretionary basis and was $8,842 for 2003.

Lurie Besikof Lapidus —
& Company, LLP

INDEPENDENT AUDITOR'S REPORT - SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

February 20, 2004

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Assurance & Tax | Technology | Private Investment Banking | Actuarial & Benefits Consulting
Business Consulting | Turnaround Solutions | Leadership Group

EMERGENT FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL
December 31, 2003

NET CAPITAL
    Stockholder's equity $ 73,625

    Deductions:
        Nonallowable items:
            Receivables - other $ 6,919
            Equipment, net of accumulated depreciation   5,556
            Other assets   17,598   30,073

NET CAPITAL   . $ 43,552

BASIC NET CAPITAL REQUIREMENTS
    Net capital $ 43,552
    Minimum net capital required (6-2/3% of aggregate indebtedness
        or $5,000, whichever is greater)   5,087

    Excess net capital $ 38,465

AGGREGATE INDEBTEDNESS $ 76,310

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   1.75

RECONCILING ITEMS TO THE COMPANY'S COMPUTATION
    INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2003
        Net capital as reported by the Company $ 43,552
        Net audit adjustments   (1,868)
        Adjustments to nonallowable items   1,868

                                                                                    $ 43,552

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus —
& Company, LLP

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Emergent Financial Group, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone | 612.377.4404
fax | 612.377.1325

address | 2501 Wayzata Boulevard
Minneapolis, MN 55405

website | www.lblco.com

Assurance & Tax | Technology | Private Investment Banking | Actuarial & Benefits Consulting
Business Consulting | Turnaround Solutions | Leadership Group

EMERGENT FINANCIAL GROUP, INC.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Emergent Financial Group, Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated February 20, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

February 20, 2004